Execution Copy

Exhibit 4.5c

Dated the 30th day of July 2004

KORD HOLDINGS INC.

and

LI SAN TUNG

SERVICE AGREEMENT

WOO, KWAN, LEE & LO
27th Floor, Jardine House
1 Connaught Place
Central
Hong Kong

BL/TL/04

THIS AGREEMENT is made the 30th day of July 2004

BETWEEN:

(1)
KORD HOLDINGS INC., a company incorporated in the British Virgin Islands whose registered office is at Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands with its principal place of business at Unit A, 12/F., Century Industrial Building, Shek Pai Tau Road, Lot 192, Tuen Mun, New Territories, Hong Kong (the “Company”); and

(2)	LI SAN TUNG (____) holder of Hong Kong Identity Card No. D087428(l), of Unit A, 12/F, Century Industrial Building, Shek Pai Tau Road, Lot 192, Tuen Mun, New Territories, Hong Kong (the “Executive”).

BY WHICH IT IS AGREED as follows:

1.	Purpose and Interpretation

1.1
This Agreement sets out the terms and conditions upon and subject to which the Company agrees to employ the Executive and the Executive agrees to serve the Company as Managing Director (or in such other capacity with such job title as the Company may reasonably require).

1.2	In this Agreement, unless the context otherwise requires, the following words and expressions bear the following meanings:

“Agreement”	means this agreement as may from time to time be amended, modified or supplemented pursuant to Clause 20;

“Appointment”	the appointment of the Executive as Managing Director (or in such other capacity with such job title as the Company may reasonably require) of the Company pursuant to Clause 2;

“Board”	the board of directors of the Company;

“Business”
in respect of the Group means the business of the creation, design and/or manufacturing of gifts, party items, plastic products, printing, rubber products and such other business of the Group as may be carried on from time to time;

“Companies	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

“Group”	the Company, its subsidiaries and associated companies from time to time;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“month”	means calendar month;

“PRC”	the People’s Republic of China;

“Salary”	means the salary payable to the Executive pursuant to Clause 4;

“subsidiary”	shall have the meaning ascribed thereto in Section 2 of the Companies Ordinance;

“working day”	means Monday to Saturday, a Saturday being reckoned as a half working day, in each case except where such day falls on a statutory holiday, and

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong.

1.3	Words and phrases defined in Section 2 of the Companies Ordinance shall where the context so admits, be construed as having the same meaning in this Agreement.

1.4	References to Clauses are references to the clauses of this Agreement.

1.5	Words importing gender or the neuter includes both genders and the neuter.

1.6	Words importing persons include individuals, firms, companies, corporations and unincorporated bodies of persons.

1.7	Words importing the singular include the plural and vice versa.

1.8	The headings in this Agreement are for convenience only and do not affect the interpretation hereof.

1.9
References in this Agreement to any Ordinance, regulation or other statutory provision include references to such Ordinance, regulation or statutory provision as may be modified, consolidated or re-enacted from time to time.

1.10
The rule known as ejusdem genes shall not apply, so that words and phrases in general terms following or followed by specific examples shall be construed in the widest possible sense and shall not be construed as limited or related to the examples given.

2.	Appointment and Term

The Company shall employ the Executive and the Executive shall serve the Company as Managing Director or in such other capacity with such job title as the Company may reasonably require. Subject to Clause 11, the Appointment shall be for an initial term of five (5) years commencing from the date hereof and shall continue thereafter unless and until terminated by either the Company or the Executive giving to the other such period of notice in writing as may be mutually agreed between the parties hereto to determine the same, such notice not to be given at any time on or before 30 July 2006. For the avoidance of doubt, the Company and the Executive agree and acknowledge that the Executive’s employment with the Company or members of the Group have commenced since the Executive first joined the Company or relevant members of the Group and that the entering into this Agreement will not affect the continuity of employment between the Executive and the Company or relevant members of the Group.

3.	Duties

3.1	The Executive shall during his Appointment under this Agreement:

(a)
perform the duties and exercise the powers and functions which from time to time may reasonably be assigned to or vested in him by the Board as are necessary for the proper and efficient administration, supervision and management of the Business and for the proper discharge of the duties of his office as the Managing Director (or such other capacity with job title as the Company may reasonably require) of the Company;

(b)
in the discharge of such duties as shall be reasonably required by the Board and in the exercise of such powers observe and comply with the constitutional documents of the Company and all reasonable and lawful resolutions, regulations and directions from time to time made or given by the Board in connection with the conduct of the Business and promptly provide such explanations, information and assistance as to his activities or the Business as the Board may reasonably require;

(c)
during working hours devote the whole of his time, attention and ability to his duties hereunder and shall faithfully and loyally serve the Group to the best of his ability and use his utmost endeavours to promote its interests in all respects; and

(d)	not engage in any other business, profession or occupation whatsoever without the prior written consent of the Board.

3.2
Notwithstanding the provisions of Clause 3.1, the Company shall have the right to require the Executive at any time to carry out such special projects or functions commensurate with his abilities as the Company shall in its absolute discretion determine.

3.3
The Executive may be required to work at the principal place of business of the Company in Hong Kong or such other location in Hong Kong or elsewhere as the Board may from time to time reasonably direct for the proper performance and exercise of his duties and powers under this Agreement and the Executive shall also be required to travel and work outside Hong Kong as directed by the Board from time to time.

4.	Remuneration

4.1
During the continuance of the Appointment, the Company shall pay to the Executive a Salary of HK$180,000 per month (which shall be deemed to accrue on a daily basis) payable in arrears on or before the last working day of each calendar month provided that if the Appointment is terminated prior to the end of a calendar month, the Executive shall only be entitled to a proportionate part of such Salary in respect of the period of service during the relevant month up to the date of termination. The Board may from time to time in its absolute discretion review the Salary and the Salary may be adjusted with effect from any such review. For the avoidance of doubt, such Salary shall be inclusive of any other sums which the Executive may receive as directors fees or other remuneration to which he may be or become entitled as a director of the Company or of any of its subsidiaries.

4.2
At the absolute discretion of the Board, the Executive may be eligible for a performance-based annual bonus as may be approved by the Board, subject to such terms and conditions as the Board may determine.

4.3
The Executive shall solely account to the appropriate authorities for all taxes payable in respect of the Salary and other allowances and benefit(s) provided to him or to which he is otherwise entitled under this Agreement, and hereby undertakes to indemnify the Company on a full indemnity basis for any losses, costs, liabilities or expenses incurred by the Company resulting from his failure to do so.

5.	Pension and Insurance Benefits

5.1
The Executive shall be entitled to become and during the continuance of the Appointment to remain a member of any pension scheme or mandatory provident fund operated by the Company. The Executive’s membership of such scheme(s) shall be subject to the provisions thereof as amended from time to time.

5.2
The Executive shall be entitled to become and during the continuance of the Appointment to remain a member of any medical scheme as may be maintained by the Company from time to time. The Executive’s membership of such medical scheme (if any) shall be subject to the provisions thereof as amended from time to time. The Company has the absolute discretion to amend its arrangements for or withdraw the provision of such benefits as it sees fit

6.	Expenses

If the same is in compliance with the Company’s business and travel expenses policy (as may be amended from time to time), the Company shall reimburse to the Executive all travelling, hotel and other out-of-pocket expenses properly and reasonably incurred by him in the performance of his duties hereunder strictly in connection with the Business and properly claimed and vouched upon presentation to the Company of expenses statements or vouchers or such other supporting information as the Company may require. Notwithstanding the aforesaid, exceptions to the Company’s business and travel expenses policy may be allowed with the special approval of the Chairman of the board of directors of Cornerstone Overseas Investment Limited, the controlling shareholder of the Company.

7.	Annual Leave

7.1	In addition to statutory labour holidays, the Executive shall be entitled to the number of working days’ paid annual leave during each calendar year set out as follows:

- after one year:	7 working days;
- after two years:	11 working days;
- after five years:	16.5 working days; and
- after ten years:	22 working days,

with such annual leave to be taken at such time or times as may be agreed with the Board. For the avoidance of doubt, any period of employment of the Executive with the Group prior to the date hereof shall be included for calculating the annual leave or any other contractual or statutory entitlement of the Executive.

7.2
Any annual leave if not taken during the relevant year, cannot be carried forward to a subsequent year. No payment will be made by the Company (during the continuance of this Agreement) in lieu of holidays not taken.

7.3
For the calendar year during which the Appointment commences or terminates, the Executive shall be entitled to such proportion of his annual leave entitlement as the period of his employment in each such year bears to one calendar year. Upon termination of his employment for whatever reason he shall if appropriate either be entitled to a payment in lieu of any outstanding annual leave entitlement or be required to pay to the Company any salary received in respect of annual leave taken in excess of his proportionate annual leave entitlement.

8.	Sickness/Incapacity

8.1	If the Executive shall be prevented by illness, accident or other incapacity from properly performing his duties hereunder he shall report this fact forthwith to the Board.

8.2
If he Executive shall be absent from his duties hereunder owing to illness, accident or other incapacity duly certified in accordance with the provisions of Clause 8.1 he shall be paid his full remuneration during any periods of absence up to a maximum of 120 days in any period of 12 months or such other period as is required under the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) and subject to the provisions of Clause 11 such remuneration as the Board shall in its absolute discretion allow PROVIDED THAT there shall be deducted from such remuneration any benefits payable to the Executive including any sums recoverable from a third party.

9.	Confidential Information

9.1
The Executive shall not during the Appointment (save in the proper course thereof) or at any time after its termination for any reason whatsoever disclose to any person whatsoever or otherwise make use (whether for his own benefit or the benefit of any other person) of any confidential or secret information which he has or may have acquired either in any period prior to the date hereof or in the course of his employment hereunder concerning the Business, finance, customers or trade connections of the Group or any of its suppliers, agents, distributors or customers and shall use his best endeavours to prevent or permit the unauthorised publication or disclosure of any such confidential or secret information. The Executive hereby acknowledges that such confidential or secret information shall at all times belong to and be the absolute property of the Company.

9.2	Without prejudice to the above, the Executive:

(a)
must not disclose any trade secrets or other information of a confidential or secret nature relating to the Group or the Business or in respect of which the relevant company owes an obligation of confidence to any third party during or after the term of his Appointment, except in the proper cause of his employment or as required by law.

(b)
must not, save in the proper discharge of his duties hereunder, remove any documents, or tangible items which belong to the Company or which contain any confidential or secret information from the Company’s premises at any time.

(c)
must return to the Company upon request and, in any event, upon the termination of his employment hereunder, all documents and tangible items which belong to the Company or which contain or refer to any confidential or secret information and which are in his possession or under his control.

(d)
must upon request and, in any event, upon the termination of his employment hereunder, delete all confidential or secret information from any re-usable material and destroy all other documents and tangible items which contain or refer to any confidential or secret information and which are in his possession or under his control.

9.3
In the event of the Executive’s breach of any of the above terms, the Company will be entitled to claim damages or exercise any other right, power or remedy under (and subject to and in accordance with the terms of) this Agreement or as otherwise provided by law.

10.	Restrictions on the Executive

10.1
Since the Executive will in the course of the Appointment obtain knowledge of the trade secrets and other confidential information with regard to the Business and the Group, the Executive hereby agrees and undertakes to the Company that he shall not without the prior written consent of the Board (such consent to be withheld only so far as may be reasonably necessary to protect the legitimate interests of the Company)

(a)
during the Appointment and for a period of two calendar years after the termination for whatever reason of his employment hereunder be engaged or interested (whether as a director, shareholder, principal, consultant, agent, partner or employee) in any business concern (of whatever kind) which shall in Hong Kong or the PRC be in competition with the Group PROVIDED ALWAYS that nothing in this Clause 10.1 (a) shall restrain the Executive from engaging or being interested as aforesaid in any such business concern in so far as his duties or work relate principally to services or goods of a kind with which the Executive was not concerned during the period of two calendar years prior to the termination of his employment hereunder;

(b)
during the Appointment and for a period of two calendar years after the termination for whatever reason of his employment hereunder either on his own behalf or on behalf of any other person, firm or company in respect of any services of a kind provided or any goods of a kind sold or supplied by the Company in respect of the provision or sale or supply of which the Executive may have been engaged during his employment with the Company:

(i)	canvass, solicit or approach or cause to be canvassed, solicited or approached for orders; or

(ii)	directly or indirectly deal with

any person, firm or company who at the date of the termination of this Agreement or within two years prior to such date is or was a client or customer of the Group or was in the habit of dealing under contract with the Group; and

(c)
during the period of Appointment and for a period of two calendar years after the termination for whatever reason of his Appointment hereunder either on his own behalf or on behalf of any other person, firm or company:

(i)
directly or indirectly solicit or entice or endeavour to solicit or entice away from the Group any employee engaged in its or their business and with whom the Executive had dealings at any time during the last year of his Appointment hereunder; and

(ii)
interfere or seek to interfere with the continuance of supplies to the Group (or the terms relating to such supplies) from any suppliers who have been supplying goods, materials or services to the Group at any time during the last year of his Appointment hereunder.

10.2
Whilst each of the restrictions in Clauses 10.1(a), 10.1(b) and 10.1(c) is considered by the parties hereto to be reasonable in all the circumstances as at the date hereof it is hereby agreed and declared that if any one or more of such restrictions shall be judged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Company but would be valid if words were deleted therefrom the said restrictions shall be deemed to apply with such modifications as may be necessary to make them valid and effective and any such modification shall not thereby affect the validity of any other restriction contained herein.

10.3
The Executive hereby undertakes to the Company (except with the prior consent in writing of the Company) that during the Appointment, the Executive will not either on his own account or in conjunction with or on behalf of any person, firm or company, directly or indirectly, carry on, be engaged in, concerned with or interested in, whether as shareholder (interested in more than 5% of the issued shares of such company), director, employee, consultant, partner, representative, agent or otherwise, any business (other than as a holder (directly or through nominees) of the issued shares or debentures of any company listed on any recognized stock exchange or unlisted companies.

11.	Termination on the Happening of Certain Events

11.1
The Company may, without prejudice to any remedy which it may have against the Executive for the breach or non-performance of any of the provisions of this Agreement, by notice in writing to the Executive forthwith determine this Agreement if the Executive shall:

(a)	commit any serious or persistent breach of any of the provisions herein contained;

(b)	be persistently guilty of any grave misconduct or wilful default or neglect in the discharge of his duties hereunder;

(c)	become bankrupt or have a bankruptcy order made against him or suspend payment of his debts or compound with or make any arrangement or composition with his creditors generally;

(d)	become a lunatic or of unsound mind or become a patient for any purpose of any statute relating to mental health;

(e)	be guilty of any serious conduct tending to bring himself or any member of the Group into disrepute;

(f)	be prohibited by law or other competent authority from being a director of a company or from fulfilling his duties hereunder;

(g)	persistently refuse to carry out any reasonable or lawful order given to him in the course of his Appointment;

(h)	be convicted of any criminal offence (other than an offence which in the reasonable opinion of the Board does not affect his position under this Agreement);

(i)	be guilty of any act of dishonesty whether relating to the Company, any other employee of the Company or any member of the Group during the Appointment; or

(j)	improperly divulge to any unauthorized person, firm or company any confidential information or any other business secret or details of the organization, business or clientele of the Group.

12.	Obligations upon Termination of Appointment

12.1	Upon the date of termination of his Appointment hereunder for whatever reason the Executive shall:

(a)
forthwith tender his resignation without compensation (if he has not already done so) from all offices held by him in the Company and its subsidiaries and the Executive hereby irrevocably appoints the Company to be his attorney and in his name and on his behalf to sign and execute any document or do anything necessary if the Executive fails to sign and do the same;

(b)
deliver up to the Company all keys, credit cards, correspondence, plans, documents, specifications, reports, papers and records (including any computer material such as discs or tapes) and all copies thereof and any other property (whether or not similar to the foregoing or any of them) belonging to the Group which may be in his possession or under his control, and (unless prevented by the owner thereof) any such property belonging to others which may be in his possession or under his control and which relates in any way to the Business or affairs of the Group or any supplier, agent, distributor or customer of the Group, and he shall not without written consent of the Board retain any copies thereof; and

(c)	not at any time thereafter represent himself to be connected in any way whatsoever with the Group.

13.	Effect of Termination of this Agreement

Termination for whatever reason shall not relieve the parties hereto of their respective obligations and liabilities arising or accrued prior to the termination of the Appointment or of obligations and liabilities which expressly or by necessary implication continue after termination of the Appointment.

14.	Inventions and other industrial or intellectual property

14.1
Any discovery or invention or secret process or new or more advanced technology or improvement in procedure made or discovered by the Executive during the Appointment in connection with or in any way affecting or relating either directly or indirectly to the Business, or capable of being used or adapted for use therein or in connection therewith, shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company.

14.2
Any concept, idea, invention, improvement, design, plan, drawing or specification or process or information discovered or copyright work or trade mark or trade name or get-up relating to the Business discovered, created, developed or otherwise acquired by the Executive or communicated to the Executive by any other employee of the Company or any member of the Group during the continuance of the Appointment (capable of being patented or registered and discovered, created, developed or otherwise acquired in the course of his Appointment) in conjunction with or in any way affecting or relating to the Business or capable of being used or adapted for use therein or in connection therewith shall (unless such concept, idea, invention, improvement, design, plan, drawing or specification or process or information discovered or copyright work or trade mark or trade name or get-up were in existence prior to the commencement of a similar business by any company in the Group) forthwith be disclosed in writing to the Company and shall belong to and be the absolute property of the Company or such company in the Group as the Company may direct without any compensation whatsoever to the Executive.

14.3
The Executive, if and whenever required so to do shall, at the expense of a company within the Group, apply or join with such company in applying for, obtaining and/or renewing letters patent or other protection or registration for any such intellectual property in Hong Kong or any other part of the world for such discovery, invention, process, technology or improvement as aforesaid and execute all instruments and do all things necessary for the vesting of the said letters patent or other similar protection when obtained and all right and title to and interest in the same in such company within the Group absolutely as the sole beneficial owner or such other person as the Company may require.

14.4
The Executive shall promptly disclose to the Company all copyright works originated, conceived, written or made by him alone or with others (except only those works originated, conceived, written or made by him wholly outside his normal working hours and wholly unconnected with his Appointment) and shall until such rights shall be fully and absolutely vested in the Group, hold them on trust for the Company.

15.	Working Hours

15.1
The Executive shall attend punctually at such offices of the Company as the Company shall designate during normal office hours of the Company (subject to Clause 15.2) and shall not be absent from work at any time without the consent of the Board. For the avoidance of doubt, the normal office hours of the Company are Monday to Friday 9.00 a.m. - 1.00 p.m., 2.00 p.m. - 6.00 p.m., and Saturday 9.00 a.m. - 1.00 p.m.

15.2
If and whenever it may be necessary for the proper discharge of his duties, the Executive shall attend at the offices of the Company or elsewhere as may be required at such earlier hour or for such longer period as may be required and the Executive shall not be entitled to receive any remuneration for work done outside normal office hours.

16.	Waiver

16.1
Time is of the essence of this Agreement but no failure or delay on the part of either party to exercise any power, right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by either party of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy by that party.

16.2	The remedies provided herein are cumulative and are not exclusive of any remedies provided by law.

17.	Former employment agreements

17.1
This Agreement constitutes the entire agreement between the parties hereto in relation to the subject matter hereof and shall be in substitution for and supersedes all and any previous and existing employment agreements entered into between the Executive and any member of the Group and for any terms of employment previously in force between any such company and the Executive, whether or not on a legal or formal basis which shall be deemed to have been cancelled with effect from the date of commencement of the term of the Appointment.

17.2
The Executive hereby acknowledges that he has no claim of any kind whatsoever against any member of the Group and without prejudice to the generality of the foregoing he further acknowledges that he has no claim for damages against any member of the Group for the termination of any previous employment agreements for the purpose of entering into this Agreement.

18.	Notices

18.1
All notices, requests, demands, consents or other communications to or upon the parties under or pursuant to this Agreement shall be in writing addressed to the relevant party at such party’s address set out below (or at such other address or facsimile number as such party may hereafter specify to the other party) and shall be deemed to have been duly given or made: -

(a)	in the case of a communication by letter 5 days (if overseas) or 2 days (if local) after despatch or, if such letter is delivered by hand, on the day of delivery; or

(b)
in the case of a communication by telex or facsimile, when sent provided that the transmission is confirmed by the answer back of the recipient (in the case of telex) or by a transmission report (in the case of facsimile).

The Company’s address:
Address:	Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody
Road, Tsimshatsui East, Kowloon, Hong Kong
Fax No.:	(852) 2520 5515 / 2520 5049
For the attention of: Mr. Henry Hu

The Executive’s address:
Address:	Unit A, 12/F, Century Industrial Building, Shek Pai Tau Road, Lot 192, Tuen Mun, New Territories, Hong Kong
Fax No.:	2456 3072
For the attention of Li San Tung

19.	Assignment

19.1
This Agreement shall be binding upon and endure for the benefit of each party hereto and its successors and assigns and personal representatives (as the case may be), provided always that the Executive shall not assign his obligations and liabilities under this Agreement.

20.	Amendment

20.1	This Agreement may not be amended, supplemented or modified except by a written agreement or instrument signed by or on behalf of the parties hereto.

21.	Severability

21.1
Any provision of this Agreement prohibited by or unlawful or unenforceable under any applicable law actually applied by any court of competent jurisdiction shall, to the extent required by such law, be severed from this Agreement and rendered ineffective so far as is possible without modifying the remaining provisions of this Agreement. Where, however, the provisions of any such applicable law may be waived, they are hereby waived by the parties hereto to the full extent permitted by such law to the end that this Agreement shall be a valid and binding agreement enforceable in accordance with its terms.

22.	Governing Law and Jurisdiction

22.1
This Agreement shall be governed by, construed and take effect in accordance with the laws of Hong Kong. The courts of Hong Kong shall have the non-exclusive jurisdiction to settle any claim, dispute or matter of difference which may arise out of or in connection with this Agreement (including without limitation claims of set off or counterclaim) or the legal relationships established by this Agreement.

IN WITNESS whereof this Agreement has been entered into the day and year first above written

SIGNED by HU HAI LIN	)
for and on behalf of	) /s/ HU HAI LIN
KORD HOLDINGS INC.	)
in the presence of:-)

/s/

Lam Wai Ming

Solicitor, Hong Kong SAR

Woo, Kwan, Lee & Lo

SIGNED, SEALED and DELIVERED by	)
LI SAN TUNG	) /s/ LI SAN TUNG
in the presence of:-)

/s/

Lam Wai Ming

Solicitor, Hong Kong SAR

Woo, Kwan, Lee & Lo